Exhibit 10
FAIR ISAAC CORPORATION
TRANSITION AGREEMENT
WITH THOMAS G. GRUDNOWSKI
     THIS TRANSITION AGREEMENT (the “Agreement”) is made and entered into as of November 1, 2006 (the “Effective Date”) by and between Fair Isaac Corporation, a Delaware corporation (the “Company”), and Thomas G. Grudnowski, a resident of Minnesota (“Grudnowski”).
BACKGROUND
     A. The Company and Grudnowski entered into an Employment Agreement dated January 30, 2004 (the “2004 Employment Agreement”), pursuant to which Grudnowski has been employed by the Company as its Chief Executive Officer.
     B. The Company and Grudnowski entered into an Employee Confidentiality Agreement and Non-Disclosure Agreement dated December 2, 1999 (the “Confidentiality Agreements”).
     C. As of the Effective Date, Grudnowski currently holds options to purchase a total of 1,806,666 shares of common stock of the Company and unvested options to purchase a total of 445,834 shares of common stock of the Company (collectively, the “Options”).
     D. Grudnowski has also served as a director on the Company’s Board of Directors (the “Board”).
     E. The parties have agreed that it is in their mutual interests that Grudnowski resign (1) as Chief Executive Officer of the Company, (2) as a director on the Board, and (3) from any other officer or director position held by Grudnowski with the Company or any of its subsidiaries or affiliates, effective November 1, 2006 (the “Resignation Date”).
     F. The parties have agreed that following the Resignation Date Grudnowski shall remain employed with the Company under the terms of this Agreement through January 31, 2007 (the “Termination Date”), in order to facilitate a smooth transition for the Company.
     G. The parties desire to resolve all present and potential issues between them relating to Grudnowski’s employment and termination of his employment, compensation and options, and have agreed to a full resolution of any such issues as set forth in this Agreement.
     NOW THEREFORE, in consideration of the mutual promises and provisions contained in this Agreement and in the Release referred to below, the parties, intending to be legally bound, agree as follows:

AGREEMENT
     1. Resignation. Grudnowski hereby confirms his resignation as Chief Executive Officer of the Company, as a director of the Board, and from any other officer or director position with the Company or any of its subsidiaries or affiliates effective as of the Resignation Date. Grudnowski confirms that his resignation as a director of the Company did not arise from any disagreement he has with the Company on any matter relating to the Company’s operations, policies or practices. A press release announcing Grudnowski’s resignation was made by the Company on November 1, 2006, with the text set forth in Exhibit A.
     2. Earned Compensation. The Company shall pay Grudnowski earned Base Salary through the Resignation Date in accordance with Section 4(a) of the Employment Agreement. In addition, the Company shall pay Grudnowski an Incentive Award for fiscal year ended September 30, 2006, in the gross amount of $660,000, pursuant to Section 4(b) of the Employment Agreement, at such time as the Incentive Award would be paid pursuant to the Company’s normal practices as to such awards in the past, but not earlier than the expiration of the rescission period set forth in Section 14 of this Agreement and in the Release. The Company and Grudnowski acknowledge and agree that Grudnowski is not eligible for an annual option grant pursuant to Section 4(c)(ii) of the Employment Agreement or to any other incentive compensation for the period ending on the Resignation Date. The Company shall pay Grudnowski for all earned and unused vacation time as of the Resignation Date, in the amount of $14,942.13, no later than November 30, 2006.
     3. Transition Term.
           (a) Scope of Engagement. Subject to the terms and conditions of this Agreement, Grudnowski agrees to remain in the employ of the Company, and the Company agrees to continue Grudnowski’s employment, for the period from the Resignation Date through January 31, 2007 (the “Transition Term”). During the Transition Term, Grudnowski shall have no direct reports; his responsibility and authority shall be limited to such transition assistance and special project matters as may be requested by the Chair of the Board and/or the Company’s Chief Executive Officer.
           (b) Pay and Benefits. Grudnowski’s Base Salary shall be continued through the Transition Term at the rate in effect immediately prior to November 1, 2006. In addition, during the Transition Term Grudnowski shall participate in such other employee benefit plans and programs for which he may be eligible and in which he participated prior to the Resignation Date, pursuant to the terms and conditions of such plans; provided, however, that Grudnowski shall not accrue any additional vacation time, and shall not be eligible for any incentive, bonus, option or other compensation award except as specifically set forth in this Agreement. Grudnowski’s right to continued Base Salary and benefits shall cease immediately and automatically upon expiration of the Transition Term. In connection with the Termination Date, Grudnowski shall receive notice of post-employment rights and benefits consistent with the departure from the Company of a senior executive of the Company.

           (c) Expenses. The Company shall reimburse Grudnowski for all reasonable and necessary out-of-pocket business, travel and entertainment expenses incurred by him in the performance of his duties and responsibilities for the Company, subject to the Company’s normal policies and procedures for expense verification and documentation. Request for reimbursement of expenses shall be submitted by Grudnowski with supporting documentation to the Company’s Vice President of Human Resources.
     4. Stock Options. Grudnowski acknowledges and agrees that the spreadsheet set forth as Exhibit B is an accurate list of all option grants received by Grudnowski during his employment with the Company, including the currently outstanding vested and unvested Options. The Options shall continue to be governed by the terms and conditions set forth in the applicable written stock option agreements signed by Grudnowski and the Company. For purposes of Grant Nos. 008231, 006151 and 005331, the parties agree that Grudnowski’s employment with the Company is terminating by mutual written agreement between the Company and Grudnowski for reasons other than for Cause; provided, however, that Grudnowski agrees that he is hereby waiving and forfeiting any and all right to the 187,500 unvested shares subject to Grant No. 005331, and the options to purchase such unvested shares shall immediately expire effective on the Effective Date.
     5. Release. At the same time Grudnowski signs this Agreement, he also will sign a Release, in the form attached to this Agreement as Exhibit C (the “Release”), in favor of the Company and its affiliates, divisions, subsidiaries, committees, trustees, directors, officers, employees, agents, predecessors, successors, and assigns. This Agreement will not be interpreted or construed to limit the Release in any manner. The existence of any dispute related to the interpretation of this Agreement or the alleged breach of this Agreement will not nullify or otherwise affect the validity or enforceability of the Release.
     6. Severance Pay. In exchange for Grudnowski’s obligations and commitments under this Agreement, including without limitation in order to ensure a smooth transition, to allow accessibility to Grudnowski’s experience and knowledge of the Company’s business operations and industry, and to prevent future employment of Grudnowski with a competitor of the Company, the Company shall pay to Grudnowski severance pay in the aggregate amount of two times Grudnowski’s Base Salary as of the Resignation Date. The severance pay shall be payable to Grudnowski in a lump sum on or about August 3, 2007.
     7. Non-Disclosure, Non-Competition and Non-Solicitation Agreements.
           (a) Confidential Information. Grudnowski acknowledges entering into the Confidentiality Agreements and hereby reaffirms his commitments and obligations under the Confidentiality Agreements. Nothing in this Agreement is intended to modify, amend, cancel or supersede the Confidentiality Agreements in any manner.
           (b) Restrictive Covenant. Grudnowski agrees that during the Transition Term and for a period of twenty-four (24) consecutive months following the Transition Term, Grudnowski shall not, in North America or any other location where the Company or any of its subsidiaries is currently doing business, directly or indirectly engage or participate in the ownership, management, operation, or control, or invest in, be employed or perform any services for any person, firm, corporation or other entity operating a business that competes with, is preparing to compete with, or is engaged in any material aspect of the business of the Company or any of the Company’s subsidiaries. Grudnowski may, nevertheless, as a passive investor, own less than 2% of the outstanding shares of capital stock of any corporation listed on a national securities exchange or publicly traded in the over-the-counter market that competes with the Company.
           (c) Covenant Not to Hire or Recruit. Grudnowski recognizes that the Company’s work force constitutes an important and vital aspect of its business. Grudnowski agrees that during the Transition Term and for a period of twenty-four (24) consecutive months following the Transition Term, Grudnowski shall not, directly or indirectly, solicit, request, advise, induce or influence any person who is then employed or engaged by the Company or by any of its subsidiaries (as an agent, employee, independent contractor, or in any other capacity), or who was an employee of the Company or any of its subsidiaries at any time during the Transition Term, to terminate his or her employment, agency or relationship with the Company, any of its subsidiaries or any successor thereto.
           (d) Acknowledgement. Grudnowski agrees that the restrictions and agreements contained in this Section 7 are reasonable and necessary to protect the legitimate interests of the Company and that any violation of this Section 7 will cause substantial and irreparable harm to the Company that would not be quantifiable and for which no adequate remedy would exist at law and accordingly injunctive relief will be available for any violation of this Section 7.
           (e) Blue-Pencil Doctrine. If the duration or geographical extent of, or business activities covered by, this Section 7 are in excess of what is valid and enforceable under applicable law, such provision will be construed to cover only that duration, geographical extent, or activities that are valid and enforceable. Grudnowski acknowledges the uncertainty of the law in this respect and expressly stipulates that this Section 7 be given the construction which renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable laws.
     8. Return of Property. Grudnowski agrees that all property in Grudnowski’s possession belonging to the Company or any of its subsidiaries, including without limitation, all documents, reports, manuals, memoranda, computer print-outs, customer lists, credit cards, keys, identification, products, access cards, and all other property relating in any way to the business of the Company (“Company Property”) are the exclusive property of the Company, even if Grudnowski authored, created, or assisted in authoring or creating such Company Property. Grudnowski shall return to the Company all Company Property within ten (10) business days following the Resignation Date. Grudnowski agrees to return to the Company any and all Company Property that may be provided to him by the Company during the Transition Term immediately upon the end of the Transition Term, or at such earlier time as the Company may reasonably request. The Company agrees that it will return to Grudnowski all property in its possession belonging to Grudnowski that is not Company Property.
     9. Indemnification. Notwithstanding Grudnowski’s resignation as an officer and director of the Company or termination of his employment upon the conclusion of the Transition Term, with respect to events that occurred during his tenure as an employee, officer or director of the Company, Grudnowski will be entitled, as a former employee, officer or director of the Company, to the same rights that are afforded to other current or former employees, officers, or directors of the Company, now or in the future, to indemnification and advancement of expenses as provided in the charter documents of the Company and under applicable law, and to indemnification and a legal defense to the extent provided from time to time to current officers and directors by any applicable general liability and/or directors’ and officers’ liability insurance policies maintained by the Company.
     10. Cooperation.
           (a) Agreement to Assist and Cooperate. At the Company’s reasonable request and upon reasonable notice, Grudnowski will, from time to time and without further consideration, during and following the Transition Term, timely execute and deliver such acknowledgements, instruments, certificates, and other ministerial documents (including without limitation, certification as to specific actions performed by Grudnowski in his capacity as an officer or director of the Company) as may be necessary or appropriate to formalize and complete the applicable corporate records. In addition, at the Company’s reasonable request and upon reasonable notice, Grudnowski will, during the Transition Term and without further consideration, discuss and consult with the Company regarding business matters that he was directly and substantially involved with while employed by the Company.
           (b) Claims Involving the Company. Grudnowski agrees that he will, at any future time, be available upon reasonable notice from the Company, with or without subpoena, to be interviewed, review documents or things, give depositions, testify, or engage in other reasonable activities in connection with any litigation or investigation, with respect to matters that Grudnowski has or may have knowledge of by virtue of his employment by or service to the Company or any related entity. In performing his obligations under this Section 10(b) to testify or otherwise provide information, Grudnowski will honestly, truthfully, forthrightly, and completely provide the information requested. Grudnowski will comply with this Agreement upon notice from the Company that the Company or its attorneys believe that his compliance would be helpful in the resolution of an investigation or the prosecution or defense of claims. In the event that Grudnowski’s services under Section 10(a) or 10(b) exceed five (5) hours in any calendar month following the Transition Term, the Company shall compensate Grudnowski for such additional services at the hourly rate of $200.
           (c) Communications. Inquiries and communications initiated by Grudnowski to the Company regarding Company business shall be directed to the Chair of the Board or to the Company’s Chief Executive Officer or to any person they designate.

     11. Non-disparagement. Grudnowski will not malign, defame, or disparage the reputation, character, image, products, or services of the Company, or the reputation or character of the Company’s directors, officers, employees, or agents. The Company (by and through the current members of the Board and the current executive officers of the Company) will not at any time disparage, defame or besmirch the reputation, character or image of Grudnowski. Nothing in this Agreement is intended to prevent or interfere with any party making any required or reasonable communications with, or providing information to, any governmental, law enforcement, or stock exchange agency or representative, or in connection with any governmental investigation, court, administrative or arbitration proceeding.
     12. Taxes. The Company may take such action as it deems appropriate to insure that all applicable federal, state, city and other payroll, withholding, income or other taxes arising from any compensation, benefits or any other payments made pursuant to this Agreement, and in order to comply with all applicable federal, state, city and other tax laws or regulations, are withheld or collected from Grudnowski. This Agreement is intended to satisfy the requirements of Section 409A(a)(2), (3) and (4) of the Internal Revenue Code of 1986, as amended (“Code”), including current and future guidance and regulations interpreting such provisions. Grudnowski acknowledges and agrees that the Company has made no assurances or representations to him regarding the tax treatment of any consideration provided for in this Agreement and that the Company has advised him to obtain his own personal tax advice. Except for any tax amounts withheld by the Company from the payments or other consideration hereunder and any employment taxes required to be paid by the Company, Grudnowski shall be responsible for payment of any and all taxes owed in connection with the consideration provided for in this Agreement.
     13. Time to Consider Agreement. Grudnowski understands that he may take twenty-one (21) calendar days after the date he receives this Agreement and the Release to decide whether to sign this Agreement and the Release. Grudnowski represents that if he signs this Agreement and the Release before the expiration of the twenty-one (21) day period, it is because he has decided that he does not need any additional time to decide whether to sign this Agreement and the Release.
     14. Right to Rescind or Revoke. Grudnowski understands that he has the right to rescind or revoke this Agreement and the Release for any reason within fifteen (15) calendar days after he signs them. Grudnowski understands that this Agreement and the Release will not become effective or enforceable unless and until Grudnowski has not rescinded them and the applicable rescission period has expired. Grudnowski understands that if he rescinds or revokes this Agreement or the Release, the rescission must be in writing and hand-delivered or mailed to the Company in the manner set forth in the Release.
     15. Full Compensation. Grudnowski acknowledges and understands that the payments made and other consideration provided by the Company under this Agreement will fully compensate Grudnowski for and extinguish any and all of the potential claims Grudnowski is releasing in the Release, including without limitation, his claims for attorneys’ fees and costs and any and all claims for any type of legal or equitable relief.

     16. No Admission of Wrongdoing. Grudnowski and the Company each understand and agree that this Agreement and the Release do not constitute an admission by any party that such party has violated any local ordinance, state or federal statute, or principle of common law, that any party has engaged in any unlawful or improper conduct, or that either party has been treated unfairly. Neither party will characterize this Agreement, the Release or the exchange of any consideration in accordance with this Agreement as an admission that any party has engaged in any unlawful or improper conduct.
     17. Legal Representation. Grudnowski acknowledges that he is hereby advised by the Company to consult with his own attorney before executing this Agreement and the Release, that he has had a full opportunity to consider this Agreement and the Release, that he has had a full opportunity to ask any questions that he may have concerning this Agreement, the Release, or the settlement of his potential claims against the Company, and that he has not relied upon any statements or representations made by the Company or its attorneys, written or oral, other than the statements and representations that are explicitly set forth in this Agreement or the Release.
     18. Assignment. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. Grudnowski may not assign this Agreement or any rights or obligations hereunder. Any purported or attempted assignment or transfer by Grudnowski of this Agreement or any of Grudnowski’s duties, responsibilities, or obligations hereunder shall be void.
     19. Notices. For purposes of this Agreement, notices provided in this Agreement shall be in writing and shall be deemed to have been given when personally served, sent by courier or mailed by United States registered or certified mail, return receipt requested, postage prepaid, to the last known residence address of Grudnowski as stated in the employment records of the Company or, in the case of the Company, to its principal office, to the attention of the Board, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.
     20. Construction and Severability. The validity, interpretation, performance, and enforcement of this Agreement shall be governed by the laws of the State of Minnesota without regard to conflicts-of-laws provisions that would require application of any other law. In the event any provision of this Agreement shall be held illegal or invalid for any reason, said illegality or invalidity will not in any way affect the legality or validity of any other provision hereof. It is the intention of the parties hereto that the Company be given the broadest possible protection respecting its confidential information and trade secrets; and respecting competition and solicitation of employees by Grudnowski following his separation by the Company.
     21. Remedies.
           (a) Remedies. Grudnowski acknowledges that it would be difficult to fully compensate the Company for monetary damages resulting from any breach by him of the provisions of Sections 7 and 8 hereof. Accordingly, in the event of any actual or threatened breach of any such provisions, the Company shall, in addition to any other remedies it may have, be entitled to injunctive and other equitable relief to enforce such provisions, and such relief may be granted without the necessity of proving actual monetary damages.
           (b) Jurisdiction and Venue. Grudnowski and the Company consent to jurisdiction of the courts of the State of Minnesota and/or the federal district courts, District of Minnesota, for the purpose of resolving all issues of law, equity, or fact arising out of or in connection with this Agreement. Any action involving claims of a breach of this Agreement or the Release shall be brought solely in such courts. Each party consents to personal jurisdiction over such party in the state and/or federal courts of Minnesota and hereby waives any defense of lack of personal jurisdiction. Venue, for the purpose of all such suits, shall be in Hennepin County, State of Minnesota.
     22. Entire Agreement. This Agreement sets forth the entire agreement between the Company and Grudnowski with respect to his employment by the Company, the termination of such employment, and the Transition Term, and there are no undertakings, covenants, or commitments other than as set forth in this Agreement, the Release, the written Stock Option Agreements applicable to the Options, the Confidentiality Agreements and any qualified employee benefit plans sponsored by the Company in which Grudnowski is a participant. This Agreement may not be altered or amended, except by a writing executed by the party against whom such alteration or amendment is to be enforced. Except as specifically provided herein, this Agreement terminates and supersedes any and all prior understandings or agreements between the parties, including, but not limited to, the Employment Agreement, the Management Agreement and the Summary of Terms between Grudnowski and the Company dated November 1, 2006.
     23. Counterparts. This Agreement may be simultaneously executed in any number of counterparts, and such counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.
     24. Captions and Headings. The captions and paragraph headings used in this Agreement are for convenience of reference only, and shall not affect the construction or interpretation of this Agreement or any of the provisions hereof.
     25. Survival. The parties expressly acknowledge and agree that the provisions of this Agreement which by their express or implied terms extend beyond the termination of Grudnowski’s employment hereunder, including without limitation Sections 7 and 8 shall continue in full force and effect, notwithstanding Grudnowski’s resignation or the expiration of the Transition Term. In addition, the representations and warranties contained herein shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby.
     26. Waivers. No failure on the part of either party to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof, or the exercise of any other right or remedy granted hereby or by any related document or by law. No single or partial waiver of rights or remedies hereunder, nor any course of conduct of the parties, shall be construed as a waiver of rights or remedies by either party (other than as expressly and specifically waived). Any waiver of rights or obligations hereunder shall be in writing signed by the waiving party.
     27. Reliance By Third Parties. This Agreement is intended for the exclusive benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors, and permitted assigns, and no other person or entity shall have any right to rely on this Agreement or to claim or derive any benefit therefrom, absent the express written consent of the party to be charged with such reliance or benefit.
[signature page follows]

     IN WITNESS WHEREOF, the parties have signed this Transition Agreement as of the date set forth above.

FAIR ISAAC CORPORATION		THOMAS G. GRUDNOWSKI
By:	/s/ A. George Battle A. George Battle Chair, Board of Directors	/s/ Thomas G. Grudnowski Signature

Exhibit A
Fair Isaac Announces Fourth Quarter and Fiscal 2006 Results,
New Stock Repurchase Authorization, and
Departure of Chief Executive Officer
MINNEAPOLIS—November 1, 2006—Fair Isaac Corporation (NYSE:FIC), the leading provider of analytics and decision technology, today announced the financial results for its fourth quarter and fiscal year ended September 30, 2006. In addition, the board of directors authorized a new $500 million share repurchase program.
The board of directors of Fair Isaac Corporation also announced today that Thomas G. Grudnowski has stepped down as chief executive officer and board member, effective immediately. Charles M. Osborne, Fair Isaac’s chief financial officer, has been named chief executive officer on an interim basis.
“Tom Grudnowski came to Fair Isaac to revitalize and reinvigorate the company. He brought a strategic vision and put in place a plan that has given this company the capabilities to compete and win. We thank Tom for his significant leadership over the past seven years as we look forward to continued execution of the company’s strategy,” said A. George Battle, chairman, on behalf of the board.
The board will begin a search for a new chief executive officer immediately. The interim chief executive officer, Mr. Osborne, has been the chief financial officer of the company since May 2004 and has over 32 years of business leadership experience. He will also retain his chief financial officer responsibilities. The company has made no additional structural changes or executive leadership changes at this time.
Fourth Quarter Fiscal 2006 Results
The company reported fourth quarter revenues of $207.3 million in fiscal 2006 versus $203.3 million reported in the prior year period. Net income for the fourth quarter of fiscal 2006 totaled $22.1 million, or $0.35 per diluted share, versus $35.7 million, or $0.53 per diluted share, reported in the prior year period.
Fourth quarter fiscal 2006 results included share-based compensation expense of $7.4 million after-tax, or $0.12 per diluted share, due to the adoption of SFAS 123(R), and costs associated with the previously announced lease exit of $8.3 million after-tax, or $0.13 per diluted share.
Fiscal 2006 Results
The company reported revenues of $825.4 million versus $798.7 million in the prior year period. Net income for fiscal 2006 totaled $103.5 million, or $1.59 per diluted share, versus $134.5 million, or $1.86 per diluted share, reported in the prior year.
Fiscal 2006 results included share-based compensation expense of $26.6 million after-tax, or $0.41 per diluted share, due to the adoption of SFAS 123(R), and restructuring and acquisition-related costs of $12.7 million after-tax, or $0.19 per diluted share.
Fiscal 2005 results included a decrease in diluted earnings per share of $0.09 related to the adoption of EITF Issue No. 04-8, and an increase in diluted earnings per share of $0.14 related to revisions made to tax liabilities.
Fourth Quarter Fiscal 2006 Revenues Highlights
Revenues for fourth quarter fiscal 2006 across each of the company’s four operating segments were as follows:

•	Strategy Machine® Solutions revenues increased to $111.6 million in the fourth quarter compared to $109.6 million in the prior year quarter, or by 1.8%, primarily due to an increase in revenues from fraud, originations, and collections and recovery solutions, offset by a decline associated with insurance solutions and consumer scoring products.

•	Scoring Solutions revenues were $45.5 million in the fourth quarter compared to $47.8 million in the prior year quarter, or a decrease of 4.8%, primarily due to a decrease in revenues derived from risk scoring services at the credit reporting agencies.

•	Professional Services revenues increased to $37.0 million in the fourth quarter from $33.4 million in the prior year quarter, or by 10.9%, primarily due to an increase in revenues from strategic consulting services and implementation services for EDM products.

•	Analytic Software Tools revenues increased to $13.2 million in the fourth quarter compared to $12.6 million in the prior year quarter, or by 5.1%, due to an increase in revenues generated from sales of the Blaze Advisor™ product.
Fiscal 2006 Revenues Highlights
Revenues for fiscal 2006 across each of the company’s four operating segments were as follows:
•	Strategy Machine® Solutions revenues increased to $457.2 million from $453.7 million in the prior year period, or by 0.8%, primarily due to growth in fraud solutions, consumer scoring products and collections and recovery solutions, offset by a decline associated with marketing services and insurance solutions.

•	Scoring Solutions revenues increased to $177.2 million from $167.3 million in the prior year period, or by 5.9%, primarily due to an increase in revenues from risk scoring services at the credit reporting agencies, and PreScore® Service.

•	Professional Services revenues increased to $145.3 million from $129.6 million in the prior year period, or by 12.1%, primarily due to an increase in revenues from strategic consulting services and implementation services for EDM products, offset by a decline in consulting services related to precision marketing.

•	Analytic Software Tools revenues were $45.7 million compared to $48.0 million in the prior year period, or a decrease of 4.8%, due to a decline in revenues generated from sales of the Blaze Advisor™ product.
Bookings Highlights
The bookings for the fourth quarter were $112.6 million versus $109.7 million in the same period last year. The company defines a “new booking” as estimated future contractual revenues, including agreements with perpetual, multi-year and annual terms. Management regards the volume of new bookings achieved as one indicator of future revenues, but they are not comparable to, nor should they be substituted for, an analysis of the company’s revenues.
Balance Sheet and Cash Flow Highlights
Cash and cash equivalents, and marketable security investments were $267.8 million at September 30, 2006, as compared to $288.1 million at September 30, 2005. Significant changes in cash and cash equivalents from September 30, 2005 include cash provided by operations of $199.0 million for fiscal 2006 and $64.2 million received from the exercise of stock options and stock issued under an employee stock purchase plan. Cash used during fiscal 2006 includes $31.4 million related to purchases of property and equipment and $256.5 million to repurchase company stock.

Outlook
The company expects revenues for first quarter fiscal 2007 of approximately $210.0 million and earnings per diluted share, to be approximately $0.48. The company expects revenues for fiscal 2007 of approximately $870.0 million and earnings per diluted share, to be approximately $2.10. The earnings per diluted share, guidance include compensation expense related to SFAS 123(R).
New Stock Repurchase Program
Fair Isaac also announced today that its Board of Directors has approved a common stock repurchase program to acquire up to $500 million of the company’s outstanding common stock. This new program replaces the Company’s previous repurchase program announced on August 29, 2006, which had authorized the company to acquire up to $250 million of outstanding stock. Under the previous program, Fair Isaac purchased approximately 2.4 million shares of its common stock, at an aggregate cost of approximately $85.3 million. The stock repurchase program, which is open-ended, allows the company to repurchase its shares from time to time in the open market and in negotiated transactions.
Company to Host Conference Call
The company will host a conference call today at 5:00 p.m. Eastern Time (4:00 p.m. Central Time/2:00 p.m. Pacific Time) to discuss its fourth quarter and fiscal 2006 results, and outlook for fiscal 2007. The call can be accessed live on the Investor Relations section of the company’s Web site at www.fairisaac.com, and a replay will be available approximately two hours after the completion of the call through November 29, 2006.
About Fair Isaac Corporation
Fair Isaac Corporation (NYSE:FIC) makes decisions smarter. The company’s solutions and technologies for Enterprise Decision Management give businesses the power to automate more processes, and apply more intelligence to every customer interaction. Through increasing the precision, consistency and agility of their decisions, Fair Isaac clients worldwide increase sales, build customer value, cut fraud losses, manage credit risk, reduce operational costs, meet changing compliance demands and enter new markets more profitably. Founded in 1956, Fair Isaac powers hundreds of billions of decisions each year in financial services, insurance, telecommunications, retail, consumer branded goods, healthcare and the public sector. Fair Isaac also helps millions of individuals manage their credit health through the www.myfico.com website. Visit Fair Isaac online at www.fairisaac.com.

Exhibit B
Stock Option Summary
(Tom Grudnowski — as of October 28, 2006)

								Value of
Grant			Shrs	Exercise	Exercised/			Unvested at	Shrs	Shrs
Number	Grant Date	Plan/Type	Granted	Price	Released	Vested	Unvested	$36.50/Shr	Outstanding	Exercisable
008231	10/20/2005	1992/NQ	200,000	$41.0700	0	66,666	133,334	$0	200,000	66,666

006151	10/20/2004	1992/NQ	150,000	$28.8000	0	100,000	50,000	$385,000	150,000	100,000

005331	1/30/2004	1992/NQ	562,500	$39.5800	0	375,000	187,500	$0	562,500	375,000

003047	11/26/2002	1992/NQ	300,000	$28.4733	0	225,000	75,000	$602,003	300,000	225,000

002997	11/16/2001	CEOT/NQ	56,250	$25.8222	0	56,250	0	$0	56,250	56,250

002998	11/16/2001	1992/NQ	168,750	$25.8222	0	168,750	0	$0	168,750	168,750

002367	5/1/2001	CEOT/NQ	168,750	$21.0667	0	168,750	0	$0	168,750	168,750

002366	2/6/2001	1992/NQ	168,750	$17.7778	0	168,750	0	$0	168,750	168,750

001858	12/3/1999	1992/NQ	135,000	$12.5926	0	135,000	0	$0	135,000	135,000

001798	8/23/1999	CEO/NQ	1,417,500	$9.6297	1,075,000	1,417,500	0	$0	342,500	342,500

		Totals:	3,327,500		1,075,000	2,881,666	445,834	$987,003	2,252,500	1,806,666

Exhibit C
RELEASE BY
THOMAS G. GRUDNOWSKI
Definitions. I intend all words used in this Release by Thomas G. Grudnowski (“Release”) to have their plain meanings in ordinary English. Specific terms that I use in this Release have the following meanings:
A.	I, me, and my include both me and anyone who has or obtains any legal rights or claims through me.

B.	FIC means Fair Isaac Corporation, any company related to Fair Isaac Corporation. in the present or past (including without limitation, its predecessors, parents, subsidiaries, affiliates, joint venture partners, and divisions), and any successors of Fair Isaac Corporation.

C.	Company means FIC; the present and past officers, directors, committees, shareholders, and employees of FIC; any company providing insurance to FIC in the present or past; the present and past fiduciaries of any employee benefit plan sponsored or maintained by FIC (other than multiemployer plans); the attorneys for FIC; and anyone who acted on behalf of FIC or on instructions from FIC.

D.	Agreement means the Transition Agreement between FIC and me that I am executing on the same date on which I execute this Release, including all of the documents attached to the Agreement.

E.	My Claims mean all of my rights that I now have to any relief of any kind from the Company, including without limitation:
1.	all claims arising out of or relating to my employment with FIC or the termination of that employment;

2.	all claims arising out of or relating to the statements, actions, or omissions of the Company;

3.	all claims for any alleged unlawful discrimination, harassment, retaliation or reprisal, or other alleged unlawful practices arising under any federal, state, or local statute, ordinance, or regulation, including without limitation, claims under Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, 42 U.S.C. § 1981, the Employee Retirement Income Security Act, the Fair Credit Reporting Act, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act, the Family and Medical Leave Act, the Sarbanes-Oxley Act, the Minnesota Human Rights Act, the Minneapolis Civil Rights Ordinance, and workers’ compensation non-interference or non-retaliation statutes (such as Minn. Stat. § 176.82);

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4.	all claims for alleged wrongful discharge; breach of contract; breach of implied contract; failure to keep any promise; breach of a covenant of good faith and fair dealing; breach of fiduciary duty; estoppel; my activities, if any, as a “whistleblower”; defamation; infliction of emotional distress; fraud; misrepresentation; negligence; harassment; retaliation or reprisal; constructive discharge; assault; battery; false imprisonment; invasion of privacy; interference with contractual or business relationships; any other wrongful employment practices; and violation of any other principle of common law;

5.	all claims for compensation of any kind, including without limitation, bonuses, commissions, stock-based compensation or stock options, vacation pay, and expense reimbursements;

6.	all claims for back pay, front pay, reinstatement, other equitable relief, compensatory damages, damages for alleged personal injury, liquidated damages, and punitive damages; and

7.	all claims for attorneys’ fees, costs, and interest.

However, My Claims do not include any claims that the law does not allow to be waived; I may have to receive benefits under any employee benefit plan of the Company in which I am now a participant; any claims that may arise after the date on which I sign this Release; any claims for breach of the Agreement; or any rights I may have to indemnification from the Company under applicable law, the charter documents of the Company, or any related insurance policy maintained by the Company.
Agreement to Release My Claims. I will receive consideration from FIC as set forth in the Agreement if I sign and do not rescind this Release as provided below. I understand and acknowledge that such consideration includes valuable consideration in addition to anything of value that I would be entitled to receive from FIC if I did not sign this Release or if I rescinded this Release. In exchange for that consideration I give up and release all of My Claims. I will not make any demands or claims against the Company for compensation or damages relating to My Claims. The consideration that I am receiving is a fair compromise for the release of My Claims.
Additional Agreements and Understandings. Even though FIC will provide consideration for me to settle and release My Claims, the Company does not admit that it is responsible or legally obligated to me. In fact, the Company denies that it is responsible or legally obligated to me for My Claims, denies that it engaged in any unlawful or improper conduct toward me, and denies that it treated me unfairly.
Advice to Consult with an Attorney. I understand and acknowledge that I am hereby being advised by the Company to consult with an attorney prior to signing this Release and I have done

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so. My decision whether to sign this Release is my own voluntary decision made with full knowledge that the Company has advised me to consult with an attorney.
Period to Consider the Release. I understand that I have 21 days from the day that I receive this Release, not counting the day upon which I receive it, to consider whether I wish to sign this Release. If I sign this Release before the end of the 21-day period, it will be my voluntary decision to do so because I have decided that I do not need any additional time to decide whether to sign this Release. I also agree that any changes made to this Release or to the Agreement before I sign it, whether material or immaterial, will not restart the 21-day period.
My Right to Rescind this Release. I understand that I may rescind this Release at any time within 15 days after I sign it, not counting the day upon which I sign it. This Release will not become effective or enforceable unless and until the 15-day rescission period has expired without my rescinding it.
Procedure for Accepting or Rescinding the Release. To accept the terms of this Release, I must deliver the Release, after I have signed and dated it, to FIC by hand or by mail within the 21-day period that I have to consider this Release. To rescind my acceptance, I must deliver a written, signed statement that I rescind my acceptance to FIC by hand or by mail within the 15-day rescission period. All deliveries must be made to FIC at the following address:

Richard Deal
Fair Isaac Corporation
901 Marquette Avenue
Suite 3200
Minneapolis, MN 55402
If I choose to deliver my acceptance or the rescission of my acceptance by mail, it must be (1) postmarked within the period stated above; and (2) properly addressed to FIC at the address stated above.
Interpretation of the Release. This Release should be interpreted as broadly as possible to achieve my intention to resolve all of My Claims against the Company. If this Release is held by a court to be inadequate to release a particular claim encompassed within My Claims, this Release will remain in full force and effect with respect to all the rest of My Claims.
My Representations. I am legally able and entitled to receive the consideration being provided to me in settlement of My Claims. I have not been involved in any personal bankruptcy or other insolvency proceedings at any time since I began my employment with FIC. No child support orders, garnishment orders, or other orders requiring that money owed to me by FIC be paid to any other person are now in effect.
I have read this Release carefully. I understand all of its terms. In signing this Release, I have not relied on any statements or explanations made by the Company except as specifically set forth in the Agreement. I am voluntarily releasing My Claims against the Company. I intend this Release and the Agreement to be legally binding.
Dated: November 3, 2006

Thomas G. Grudnowski

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